Exhibit 22


CONTACT:  Anne A. Tarbell                                          PRESS RELEASE
          (212) 451-3030                                   For Immediate Release



              TRIARC RECEIVES $18 PER SHARE GOING-PRIVATE PROPOSAL

         NEW YORK, NY -- OCTOBER 12, 1998 -- Triarc Companies, Inc. (NYSE: TRY) announced today that its Board of Directors has formed a Special Committee to evaluate a proposal it has received from Nelson Peltz and Peter May, the Chairman and Chief Executive Officer and the President and Chief Operating Officer, respectively, of the Company, for the acquisition by an entity to be formed by them of all of the outstanding shares of Common Stock of the Company (other than the 6 million shares owned by an affiliate of Messrs. Peltz and May), for $18 per share payable in cash and securities. The proposal represents an approximate 37% premium over last Friday's closing stock price of $13-3/16. The specific terms of the securities will be negotiated with the Special Committee and will be valued on a fully distributed basis in a normalized market.

         The proposal is subject, among other things, to (1) the execution and delivery of a definitive acquisition agreement, (2) receipt of a fairness opinion from the financial adviser to the Special Committee of the Board, (3) receipt of satisfactory financing for the transaction, (4) approval of the proposed transaction by the Special Committee of the Board, the full Board of Directors and the Company's Stockholders and (5) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

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         There can be no assurance that a definitive acquisition agreement will be executed and delivered or that the proposed transaction will be consummated.

         Triarc is a branded consumer products company in beverages (Snapple(R) beverages, Mistic(R) Brands, Stewart's(R) and Royal Crown(R)) and restaurants (Arby's(R), T.J. Cinnamons(R) and Pasta Connection(TM)).

                                      # # #


                                      NOTE
                                      ----

         The securities proposed to be issued have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold within the United States except pursuant to an exemption from the Securities Act, or in a transaction not subject to the registration requirements of the Securities Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy such securities.

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